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                              November 30, 2020

       Rob Knie
       Chief Executive Officer
       FoxWayne Enterprises Acquisition Corp.
       1 Rockefeller Plaza, Suite 1039
       New York, New York 10020

                                                        Re: FoxWayne
Enterprises Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
November 4, 2020
                                                            File No. 377-03739

       Dear Mr. Knie:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on November 4, 2020

       Risk Factors
       Our independent registered public accounting firm   s report contains an
explanatory paragraph...,
       page 31

   1.                                                   Your risk factor refers
to an explanatory paragraph in the auditors    report that "expresses
                                                        substantial doubt about
our ability to continue as a going concern.    We note, however,
                                                        that the auditors
report does not contain an explanatory paragraph. In this regard, please revise your
registration statement as appropriate.

              You may contact Dale Welcome at 202-551-3865 or John Cash at 201-551-3768 if you
       have questions regarding comments on the financial statements and related matters. Please
 Rob Knie
FoxWayne Enterprises Acquisition Corp.
November 30, 2020
Page 2

contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRob Knie                          Sincerely,
Comapany NameFoxWayne Enterprises Acquisition Corp.
                                                    Division of Corporation
Finance
November 30, 2020 Page 2                            Office of Manufacturing
FirstName LastName